UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. )*

KVH INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

482738101

(CUSIP Number)

August 2, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482738101

1.	Names of Reporting Persons. JEC II Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 540,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 540,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 540,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	All percentages calculated in this Schedule 13G are based upon an aggregate 19,714,086 shares of common stock outstanding as of July 29, 2024, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 482738101

1.	Names of Reporting Persons. The Heidi S. Shippell-Heiland 2008 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 160,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 160,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	All percentages calculated in this Schedule 13G are based upon an aggregate 19,714,086 shares of common stock outstanding as of July 29, 2024, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 482738101

1.	Names of Reporting Persons. Michael Torok
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 375,000
	6.	Shared Voting Power 700,000
	7.	Sole Dispositive Power 375,000
	8.	Shared Dispositive Power 700,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,075,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	All percentages calculated in this Schedule 13G are based upon an aggregate 19,714,086 shares of common stock outstanding as of July 29, 2024, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024.

Item 1.

(a)	Name of Issuer

KVH Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices

50 Enterprise Center, Middletown, RI 02842

Item 2.

(a)	Name of Person Filing

This statement is filed by:

(i)	JEC II Associates, LLC, a Delaware limited liability company (“JEC II”), with respect to the shares of Common Stock, $0.01 par value per share (the “Common Stock”) of KVH Industries, Inc. directly and beneficially owned by it;

(ii)	The Heidi S. Shippell-Heiland 2008 Irrevocable Trust, a Delaware trust (the “Trust”), with respect to the shares of Common Stock directly and beneficially owned by it; and

(iii)	Michael Torok (“Mr. Torok”), with respect to the shares Common Stock directly and beneficially owned by him and as the Manager of JEC II and Trustee of the Trust.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each of JEC II, the Trust and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368.

(c)	Citizenship

(i)	JEC II is a Delaware limited liability company;

(ii)	The Trust is a Delaware trust; and

(iii)	Mr. Torok is a citizen of the United States.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

482738101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________.

Item 4 Ownership.

I.	JEC II

a.	As of the date hereof, JEC II beneficially owns 540,000 shares of Common Stock, which are owned directly.

b.	Percentage of class: Approximately 2.7%

c.	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 540,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 540,000

II.	The Trust

a.	As of the date hereof, the Trust beneficially owns 160,000 shares of Common Stock, which are owned directly.

b.	Percentage of class: Approximately 0.8%

c.	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 160,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 160,000

III.	Mr. Torok

a.	As of the date hereof, Mr. Torok beneficially owns 1,075,000 shares of Common Stock, of which 175,000 shares are owned directly and 200,000 are owned by a trust to benefit Mr. Torok (as the settlor of the trust), Sara Torok, K. Peter Heiland, Matthew Canno, and Mr. Torok’s descendants. As the Manager of JEC II and the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the (ii) 540,000 shares owned by JEC II and (iii) 160,000 shares owned by the Trust.

b.	Percentage of class: Approximately 5.5%

c.	1. Sole power to vote or direct vote: 375,000
2. Shared power to vote or direct vote: 700,000
3. Sole power to dispose or direct the disposition: 375,000
4. Shared power to dispose or direct the disposition: 700,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2024

JEC II Associates, LLC

By:	/s/ Michael Torok
Name:	Michael Torok
Title:	Manager

The Heidi S. Shippell-Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
Name:	Michael Torok
Title:	Trustee

/s/ Michael Torok
Michael Torok